Exhibit 99.1

COMPTON REPORTS YEAR-END 2010 RESERVES

CALGARY, Feb. 24 /CNW/ - Compton Petroleum Corporation (TSX - CMT) reports estimated reserve volumes together with the net present value of its reserves as at December 31, 2010. The Corporation changed its independent reserve evaluators in 2010 to GLJ Petroleum Consultants Ltd. ("GLJ") from Netherland, Sewell & Associates, Inc., taking into account several factors. In the course of various recent asset sales, it was determined that most prospective buyers were Canadian and preferred to rely on the report of a recognized Canadian reserves evaluator. With Compton's shares delisting from the New York Stock Exchange, the Corporation no longer had a compelling reason to continue to have its reserves evaluated by an evaluator based in the United States. In addition, Management determined that the Corporation could achieve substantial cost savings by utilizing a Canadian reserves evaluator.

GLJ has completed an evaluation of 100% of the Corporation's petroleum and natural gas reserves as at December 31, 2010 in accordance with the provisions of National Instrument 51-101.

Summary Results:

Reserves have been reduced largely due to the impact of an updated technical interpretation of reserves by GLJ, the economic impact of lowered price forecasts, and dispositions.

    <<
    -   Net asset value was $0.99 per basic common share on a proved basis and $1.62 per basic common share on a proved plus probable basis at
        December 31, 2010, based on the independently estimated reserve values (discounted at 10% before tax), independently estimated undeveloped land value, and outstanding debt as of December 31, 2010;
    -   Proved reserve life index ("RLI") is 10.6 years and proved plus probable RLI is 15.5 years;
    -   Total proved reserves declined by 40% while reserve value decreased by 48% from 2009:
        -  Net of production and dispositions, total proved reserves declined by 28%;
    -   Proved plus probable reserves declined by 48% with an associated value reduction of 56%:
        -  Net of production and dispositions, total proved plus probable reserves declined by 40%
        -  Proved reserves comprise 69% of total proved plus probable reserves, a slight increase from 2009;
    -   Extensions and improved recovery added 8% or 4.1 MMBoe to proved reserves and 3% or 2.1 MMBoe to proved plus probable reserves; and
    -   Undeveloped land of 426,952 net acres was valued at $77.9 million by an independent land evaluator.
    >>
The updated technical interpretation by GLJ and low natural gas prices has resulted in significant reserve reductions. Higher natural gas prices, increases in cash flow and further development would be expected to provide positive revisions to Compton's reserves.

2010 Reserves

Summary of Estimated Reserve Volumes - Company Working Interest

    <<
                                            2010                      2009
                                  Natural                Pro-           Pro-
                             Oil      Gas    NGL   Total  ved     Total  ved
    December 31,           (MBbl)   (MMcf) (MBbl)  (MBoe)  %      (MBoe)  %
    -------------------------------------------------------------------------
    Proved
      Producing            1,523  224,957  3,755  42,771   75%   74,603   76%
      Non-producing          252   13,884    221   2,787    5%    6,403    7%
      Undeveloped            212   59,115  1,451  11,516   20%   16,796   17%
    -------------------------------------------------------------------------
    Total Proved           1,988  297,957  5,427  57,074  100%   95,802  100%
      Probable               631  140,316  2,587  26,604         65,713
    -------------------------------------------------------------------------
    Total Proved +
    Probable               2,619  438,273  8,014  83,678        161,515
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    (1) Forecast prices and costs; numbers may not add due to rounding.
    (2) 2009 opening balances have been restated to exclude sulphur.
    >>
Compton's total proved reserve base is comprised of 87% natural gas and 13% liquids. Proved producing reserves comprise 75% of total proved reserves, and total proved reserves account for 69% of the proved plus probable reserves. The Corporation has a total proved RLI of 10.6 years and a proved plus probable RLI of 15.5 years, based on current production of approximately 14,800 boe/d.

The primary factors that impacted Compton's reserves are the updated interpretation of reserves by GLJ, the economic impact of lowered price forecasts, and dispositions. During 2010, Compton produced 6.3 MMBoe and sold approximately 9.8 MMBoe of proved reserves.

Reserve Reconciliation - Company Working Interest

    <<
                       Oil & NGLs  Natural Gas            Total
                                                                      Proved
                            Prob-        Prob-               Prob-       +
                    Proved   able Proved  able    Proved      able  Probable
    December 31,    (MBbls)(MBbls) (Bcf)  (Bcf)    (MBoe)    (MBoe)    (MBoe)
    -------------------------------------------------------------------------
    2009            13,045  8,982   497    340    95,802    65,713   161,515
    Extensions &
     Improved
     Recovery          622   (226)   21    (10)    4,066    (1,974)    2,092
    Technical
     Revisions      (2,444)(3,545) (105)  (165)  (19,933)  (31,058)  (50,991)
    Discoveries          -      -     -      -         -         -         -
    Acquisitions         -      -     -      -         -         -         -
    Dispositions    (2,378)(1,972)  (45)   (27)   (9,827)   (6,464)  (16,291)
    Economic          (482)   (21)  (38)     3    (6,753)      387    (6,366)
    Production        (949)     -   (32)     -    (6,281)        -    (6,281)
    -------------------------------------------------------------------------
    2010             7,415  3,218   298    140    57,074    26,604    83,678
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    (1) Forecast prices and costs; numbers may not add due to rounding.
    (2) 2009 opening balances have been restated to exclude sulphur.
    >>
The reserves reconciliation identifies revisions to proved and probable reserves due to various elements. Negative revisions due to economic factors identify previously booked reserves that are uneconomic based on current price forecasts, and are quantified as approximately 7% of the total proved reserves (6,753 Mboe) and 4% of the total proved plus probable reserves (6,366 Mboe). The technical revisions to proved and probable reserves include changes related to potentially recoverable volumes associated with future development projects, which are now marginal based on the current gas price outlook and which Compton currently has no firm development commitment. These volumes are now classified as contingent resources rather than undeveloped reserves pending improvement in gas prices.

Net Present Value

    <<
                                          2010                         2009
                                                                    Discount
                                      Discount Rate                   Rate
    December 31 ($000s)            0%          10%          15%          10%
    -------------------------------------------------------------------------
    Proved
      Producing           $ 1,073,033  $   492,161  $   394,387  $   915,989
      Non-producing            55,190       27,536       21,218       86,224
      Undeveloped             211,077       65,832       38,099      125,285
    -------------------------------------------------------------------------
    Total Proved          $ 1,339,300  $   585,530  $   453,704  $ 1,127,499
      Probable                682,290      165,853      102,438      567,018
    -------------------------------------------------------------------------
    Total Proved +
     Probable             $ 2,021,590  $   751,382  $   556,142  $ 1,694,516
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    (1) Forecast prices and costs; before income taxes; numbers may not add due to rounding.
    >>
Future net revenues are calculated based upon estimated revenues less royalties, operating costs, future development costs, and well abandonment costs. Estimated income taxes have not been deducted. The net present value should not be considered the current market value of Compton's reserves or the costs that would be incurred to obtain equivalent reserves.

The main contributors to the change in valuation were:

    <<
    -   The change in the commodity price deck:
        -  This forms the majority of the revision: if the 2010 year-end reserves were evaluated using the January 1, 2010 commodity price deck, the value reduction would be 28% for proved and 38% for proved plus probable reserves as compared to the reported 48% and
           56% respectively;
    -   The effect of the updated technical interpretation; and
    -   The impact of dispositions.
    >>
Compton expects an increase in the valuation of its reserves with improvements in commodity prices, additional cash flow and further development.

Price forecasts as of December 31, 2010 used in the above evaluation are GLJ's January 1, 2011 price deck.

Forecast Pricing, Inflation Rate, and Exchange Rate Assumptions*

    <<
                      Crude Oil     Natural Gas     Inflation       Exchange
                    Edmonton Par    AECO C Spot
                     ($Cdn/Bbl)     ($Cdn/MMbtu)     % / year       $Cdn/$US
    -------------------------------------------------------------------------
    2011                86.22           4.16           2.0            0.98
    2012                89.29           4.74           2.0            0.98
    2013                90.92           5.31           2.0            0.98
    2014                92.96           5.77           2.0            0.98
    2015                96.19           6.22           2.0            0.98
    2016                98.62           6.53           2.0            0.98
    2017               101.39           6.76           2.0            0.98
    2018               103.92           6.90           2.0            0.98
    2019               106.68           7.06           2.0            0.98
    2020               108.84           7.21           2.0            0.98
    Thereafter:      +2.0%/year      +2.0%/year        2.0            0.98

    * as at December 31, 2010

    Future Development Costs

                                                                 Proved Plus
                                          Proved                   Probable
                                   ------------------------------------------
                                         Forecast                  Forecast
                                        Prices and                Prices and
                                        Costs/Year                Costs/Year
    Year                                  ($000s)                   ($000s)
    -------------------------------------------------------------------------
    Undiscounted
      2011                                58,414                      74,647
      2012                                35,360                      58,472
      2013                                37,574                      53,961
      2014                                32,137                      71,587
      2015                                 5,923                      11,392
      Remaining                           20,168                      27,730
    -------------------------------------------------------------------------
    Total undiscounted                   189,576                     297,789
    -------------------------------------------------------------------------
    Total discounted @
     10% per year                        147,514                     229,902
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    * Includes abandonment costs. Numbers may not add due to rounding.
    >>
Based on forecast prices, Compton estimates that its internally generated cash flow will be sufficient to fund the future development costs disclosed above. Should the Corporation decide to accelerate its capital expenditure program, other sources of funding would need to be considered such as proceeds from: (i) asset dispositions; (ii) farm-outs of existing lands; (iii) strategic alliances; (iv) debt financing when appropriate; and (v) new equity issues. Compton does not expect that the costs of funding its capital expenditures will have a material effect on the economics of the programs.

Undeveloped Land

Compton had a total of 426,952 net acres of undeveloped land at December 31, 2010. Total land decreased from 2009 due to asset sales and land expiries in areas viewed as less prospective by the Corporation. Based on the evaluation completed by Independent Land Evaluations Inc., this acreage was valued at $77.9 million. This amount is not included in the reserves evaluation.

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                      ----------------------------
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Advisories

Non-GAAP Financial Measures

Included in this document are references to terms used in the oil and gas industry such as cash flow. Non-GAAP measures do not have any standardized meaning and therefore reported amounts may not be comparable to similarly titled measures reported by other companies. These measures have been described and presented in this document in order to provide shareholders and potential investors with additional information regarding the Company's liquidity and its ability to generate funds to finance its operations.

Cash flow should not be considered an alternative to, or more meaningful than, cash provided by operating, investing and financing activities or net earnings as determined in accordance with Canadian GAAP, as an indicator of the Corporation's performance or liquidity. Cash flow is used by Compton to evaluate operating results and the Corporation's ability to generate cash to fund capital expenditures and repay debt.

Use of Boe Equivalents

The oil and natural gas industry commonly expresses production volumes and reserves on a barrel of oil equivalent ("boe") basis whereby natural gas volumes are converted at the ratio of six thousand cubic feet to one barrel of oil. The intention is to sum oil and natural gas measurement units into one basis for improved measurement of results and comparisons with other industry participants. We use the 6:1 boe measure which is the approximate energy equivalency of the two commodities at the burner tip. However, boes do not represent a value equivalency at the well head and therefore may be a misleading measure if used in isolation.

Forward-Looking Statements

Certain information regarding the Corporation contained herein constitutes forward-looking information and statements and financial outlooks (collectively, "forward-looking statements") under the meaning of applicable securities laws, including Canadian Securities Administrators' National Instrument 51-102 Continuous Disclosure Obligations and the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include estimates, plans, expectations, opinions, forecasts, projections, guidance, or other statements that are not statements of fact, including statements regarding (i) cash flow and capital and operating expenditures, (ii) exploration, drilling, completion, and production matters, (iii) results of operations, (iv) financial position, and (v) other risks and uncertainties described from time to time in the reports and filings made by Compton with securities regulatory authorities. Although Compton believes that the assumptions underlying, and expectations reflected in, such forward-looking statements are reasonable, it can give no assurance that such assumptions and expectations will prove to have been correct. There are many factors that could cause forward-looking statements not to be correct, including risks and uncertainties inherent in the Corporation's business. These risks include, but are not limited to: crude oil and natural gas price volatility, exchange rate fluctuations, availability of services and supplies, operating hazards, access difficulties and mechanical failures, weather related issues, uncertainties in the estimates of reserves and in projection of future rates of production and timing of development expenditures, general economic conditions, and the actions or inactions of third-party operators, and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by Compton. Statements relating to "reserves" and "resources" are deemed to be forward-looking statements, as they involve the implied assessment, based on estimates and assumptions, that the reserves and resources described exist in the quantities predicted or estimated, and can be profitably produced in the future.

Contingent resources disclosed herein represent those quantities of petroleum estimated, as of a given date, to be potentially recoverable from known accumulations, using established technology or technology under development, but which are not currently considered to be commercially recoverable due to one or more contingencies. There is no certainty that it will be commercially viable to produce any portion of the resources.

The forward-looking statements contained herein are made as of the date of this news release solely for the purpose of generally disclosing Compton's views of the results of its reserve evaluation. Compton may, as considered necessary in the circumstances, update or revise the forward-looking statements, whether as a result of new information, future events, or otherwise, but Compton does not undertake to update this information at any particular time, except as required by law. Compton cautions readers that the forward-looking statements may not be appropriate for purposes other than their intended purposes and that undue reliance should not be placed on any forward-looking statement. The Corporation's forward-looking statements are expressly qualified in their entirety by this cautionary statement.

About Compton Petroleum Corporation

Compton Petroleum Corporation is a public company actively engaged in the exploration, development and production of natural gas, natural gas liquids, and crude oil in western Canada. Our strategy is focused on creating value for shareholders by providing appropriate investment returns through the effective development and optimization of assets. The Corporation's operations are located in the Deep Basin fairway of the Western Canada Sedimentary Basin. In this large geographical region, we pursue four deep basin natural gas plays: the Rock Creek sands at Niton in central Alberta, the Basal Quartz sands at High River in southern Alberta, the shallower Southern Plains sand play in southern Alberta, and an exploratory play at Callum/Cowley in the Foothills area of southern Alberta. Being in the Deep Basin, all areas have multi-zone potential, providing future development and exploration opportunity. We are also focusing on developing our emerging oil potential in the Southern Plains area and in the Montana lands. Natural gas represents approximately 84% of production. Compton's shares are listed on the Toronto Stock Exchange under the symbol CMT.

%CIK: 0001043572

For further information: Susan J. Soprovich, Director, Investor Relations, Ph: (403) 668-6732, Fax: (403) 237-9410, Email: investorinfo@comptonpetroleum.com, Website: www.comptonpetroleum.com
CO: Compton Petroleum Corporation

CNW 23:27e 24-FEB-11